UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

BRUKER CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	000-30833	04-3110160
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

40 Manning Road, Billerica, MA 01821

(Address of principal executive offices) (Zip Code)

Anthony Mattacchione (978) 663-3660

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Pursuant to Rule 13p-1 (“Rule 13p-1”) promulgated under the Securities Exchange Act of 1934, as amended, Bruker Corporation (the “Company”) has filed this Specialized Disclosure Report (“Form SD”) for the reporting period January 1, 2014 to December 31, 2014.

A description of the measures the Company undertook to exercise due diligence on the source and chain of custody of conflict minerals contained in its Products is provided in the Conflict Minerals Report attached hereto as Exhibit 1.01. A copy of the Company’s Conflict Minerals Report is publicly available at www.bruker.com.

Item 1.02 Exhibits

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 — Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 — Conflict Minerals Report of Bruker Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Bruker Corporation

By:	/s/ CHARLES F. WAGNER, JR.	Date: May 29, 2015
Charles F. Wagner, Jr.
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

Exhibit Index

Exhibit No.	Description
1.01	Conflict Minerals Report of Bruker Corporation.